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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D

        Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

                            GREAT FALLS BANCORP

                             (Name of Issuer)
                  Common Stock, $1.00 par value per share

                      (Title of Class of Securities)
                               390 380 10-3

                              (CUSIP Number)
      YOLANDA SIMONELLI, 439 Parish Drive, Wayne, NJ 07470  201-628-1350
         (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)
                               July 31, 1995

         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 390 380 10-3


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Yolanda Simonelli
     SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)     (a)  [  ]
                            (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     Not applicable

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
        Not applicable

6)   Citizenship or Place of Organization
       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7)   Sole Voting Power
       13,745

8)    Shared Voting Power
          -0-

9)   Sole Dispositive Power
        13,745

10)  Shared Dispositive Power
          -0-

11)   Aggregate Amount Beneficially Owned by Each
       Reporting Person
       60,013 (of which 46,268 is disclaimed)

12)   Check box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)     [  ]

13)   Percent of Class Represented by Amount in Row (11)
      5.61% (beneficial ownership is disclaimed except as to 1.28%)

14)  Type of Reporting Person (See Instructions)
      IN


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Item 1.  Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the
"Corporation"). The Corporation's principal executive offices are located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background.

(a) This statement relates to the Common Stock beneficially owned by the following persons (the "Simonelli Group"): (1) Yolanda Simonelli, individually; and (2) the M.A. Simonelli Family Trust (the "Simonelli Trust"), which is no longer reporting on Schedule 13D.

(b) The residence address of Mrs. Simonelli and the address of the Simonelli Trust are the same, namely: 439 Parish Drive, Wayne, New Jersey 07470.

(c) Neither Mrs. Simonelli nor the Simonelli Trust has any principal occupation or employment. The Simonelli Trust is to be administered for the sole benefit of Mrs. Simonelli during her lifetime. Mrs. Simonelli is not a trustee of the Simonelli Trust.

(d) During the last five years, the person filing this report has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the person filing this report has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mrs. Simonelli is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 31, 1995, Mrs. Simonelli's beneficial ownership of the Corporation's Common Stock increased by 1,249 shares, and the Simonelli Trust's beneficial ownership increased by 4,206 shares. These acquisitions resulted entirely from a 10% stock dividend declared during June, 1995 by the Corporation's Board of Directors. The stock dividend was paid on July 31, 1995 to all shareholders of record on June 30, 1995. Such shares were acquired solely on a pro rata basis, without the payment of any consideration by Mrs. Simonelli or the Simonelli Trust.


Item 4.  Purpose of Transaction.

The increase in beneficial ownership of shares pursuant to the declaration of the 10% stock dividend payable on July 31, 1995 was not the result of any investment decision by either Mrs. Simonelli or the Simonelli Trust, and was without any consideration paid by them. The distribution of the stock dividend did not affect the percentage of their ownership of the


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outstanding stock of the Corporation, and has no bearing upon their previously stated intentions with respect to any future acquisition or disposition of the Corporation's Common Stock.

Mrs. Simonelli does not have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a), (b) Mrs. Simonelli may be deemed to be the beneficial owner of 60,013 shares of Common Stock, which represents 5.61% of the Corporation's issued and outstanding Common Stock. This Common
Stock consists of the following:

(1) 13,745 shares held directly by Mrs. Simonelli with respect to which she has sole voting power and sole dispositive power.

(2) 46,268 shares held by the Simonelli Trust. Although Mrs. Simonelli is a beneficiary of the Simonelli Trust, she is not a trustee of the Simonelli Trust. Therefore Mrs. Simonelli has no voting power or dispositive power, either alone or shared, with respect to such shares. DISCLAIMER OF BENEFICIAL OWNERSHIP:
Since Mrs. Simonelli's sole interest in the Common Stock owned by the Simonelli Trust is that of a beneficiary, she is reporting those shares herein as being beneficially owned by her solely because of the possibility that one might contend that she is the beneficial owner thereof under Rule 13d-3(b). However, since the Simonelli Trust was established by the Last Will and Testament of Mrs. Simonelli's late husband, Michael A. Simonelli, and not by Mrs. Simonelli, Mrs. Simonelli expressly denies that she directly or indirectly created or intends to use the Simonelli Trust with any purpose or effect of the type mentioned in such Rule. Mrs. Simonelli declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission by her that she is, for purposes of Regulation 13D, 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the 46,268 shares held by the Simonelli Trust. As a result, Mrs. Simonelli denies any obligation to file reports on Schedule 13D or amendments thereto with respect to the Common Stock.

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(c)  The only transaction in the Common Stock of the Corporation that was effected during the past 60 days by Mrs. Simonelli and the Simonelli Trust is as follows:

Date of         Number of     Price per       Nature of
Acquisition     Shares         Share         Transaction

07/31/95         5,455          N/A        Stock Dividend


(d), (e)   Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Mrs. Simonelli is the mother of Mrs. Annemarie Appleton, one of the co-trustees of the Simonelli Trust. (Michael W. Mulligan is the other trustee of that trust.) Mrs. Simonelli is the lifetime beneficiary and Mrs. Appleton is a remainder beneficiary of the Simonelli Trust. Mrs. Appleton is also a Director of the Corporation's bank subsidiary, Great Falls Bank.

Except as stated above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


August 28, 1995               /s/ Yolanda Simonelli
Date                          Signature

Yolanda Simonelli, individually
and as income beneficiary of the
M.A. Simonelli Family Trust
Name/Title